NO ACT

P.E.
12-12-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021462

Received SEC
JAN 15 2008
Washington, DC 20549

January 15, 2008

Hilary M. Wandall, CIPP
Attorney
Corporate Legal/Merck Privacy Office
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-85
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/15/2008

Re: Merck & Co., Inc.
Incoming letter dated December 12, 2007

Dear Ms. Wandall:

This is in response to your letter dated December 12, 2007 concerning the shareholder proposal submitted to Merck by Robert D. Morse. We also have received a letter from the proponent dated December 21, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Hilary M. Wandall, CIPP
Attorney
Corporate Legal/Merck Privacy Office

RECEIVED

2007 DEC 17 PM 12: 45

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-85
Whitehouse Station NJ 08889-0100
Tel 908 423 4883
Fax 908 735 1216
hilary_wandall@merck.com

MERCK

VIA OVERNIGHT DELIVERY

December 12, 2007

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from Robert D. Morse

Ladies and Gentlemen:

Merck & Co., Inc. ("Merck" of the "Company") a New Jersey corporation, has received a shareholder's proposal (the "Proposal") from Robert D. Morse (the "Proponent") for inclusion in the Company's proxy materials for the 2008 Annual Meeting of Stockholders (the "2008 Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposal:

> I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Merck, Inc. stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e., company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.
>
> This proposal does not affect any other personnel in the company and their remuneration programs.

A copy of the Proposal and the Proponent's supporting statement is attached as Appendix A. I respectfully request that the Division concur in the Company's view that the Proposal may be excluded from the 2008 Proxy Materials for the reasons summarized here and described in greater detail below.

I am of the view that the Proposal properly may be omitted from the 2008 Proxy Materials under Rule 14a-8(i)(3) as contrary to Rule 14a-9 of the Exchange Act on the basis that statements contained in the supporting statement to the Proposal are false and misleading to the extent that they imply that Merck shareholders cannot vote against directors given the relevant material fact that Merck shareholders voted in 2007 to allow the right to vote "For" or "Against" each director nominee in any uncontested director elections.

I also am of the view that the Proposal, as written, is excludable under Rule 14a-8(i)(6) of the Exchange Act on the basis that it is beyond the Company's power to implement.

Finally, I am of the view that without regard to content, the Company may exclude the Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on the grounds that the Proponent does not intend to attend the meeting personally, and based on his correspondence with the Company in submitting his proposal, is not expected to be represented at the meeting, without good cause, in violation of Rule 14a-8(h)(1) of the Exchange Act.

DISCUSSION

The Proposal's Supporting Statement is False and Misleading

Rule 14a-9 prohibits false or misleading statements in proxy materials. Rule 14a-9 provides in relevant part that no solicitation shall be made by any proxy statement, form of proxy, notice of meeting or other communication, containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.

A substantial component of the Proposal's supporting statement is based on and includes statements that are materially false and misleading. The relevant text of the supporting statement states:

> Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating.

The foregoing statement is inherently false and materially misleading to the Company's shareholders who do have the right to vote "For" or "Against" each director nominee in any uncontested director elections. As reported in the Company's Quarterly Report on Form 10-Q dated August 8, 2007, the Company's shareholders approved a proposal at the Company's Annual Meeting of the Stockholders held on April 24, 2007 specifically allowing shareholders the right to vote in each uncontested election of directors "For" or "Against" each director nominee, and providing that each director nominee will only be elected to the Board if the number of votes cast "For" the nominee's election exceeds the number of votes cast "Against" the nominee's election. Accordingly, inclusion of the Proposal's supporting statement in the 2008 Proxy Materials will be materially misleading to shareholders, who will be presented with the option to vote "For" or "Against" director nominees in the 2008 Proxy Materials.

The Staff has previously confirmed that "when a proposal and supporting statement will require detailed and extensive editing to bring them into compliance with the proxy rules, we may find it appropriate to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *See* Staff Legal Bulletin No. 14 (dated July 13, 2001) and Staff Legal Bulleting No. 14B (dated September 15, 2004). Given the substantial component of the Proposal's supporting statement that is materially false and misleading, the supporting statement would require detailed and extensive editing to make it not false and misleading so as to bring it into compliance with the Rule 14a-9. Accordingly, I believe the Proposal may be excluded in its entirety from the 2008 Proxy Materials. If the Staff is unable to concur with the Company's conclusion that the Proposal should be excluded in its entirety, I respectfully request that the Staff recommend exclusion of the portion of the supporting statement set forth above and discussed in this request.

The Proposal, As Written, Is Beyond the Company's Power to Implement

Rule 14a-8(i)(6) permits exclusion of a shareholder proposal from a Company's proxy materials if the company would lack the power or authority to implement it. A Company lacks the power or authority to implement a proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *See* International Business Machines Corporation (avail. January 14, 1992).

I am of the view that the inherent vagueness of the language within the Proposal limiting the remuneration of "any of the top five persons named in Management" makes the Proposal impossible for the Company to implement. For example, assuming that the "top five persons named in Management" include the Company's named executive officers in accordance with Item 402(a)(3) of Regulation S-K, limitation of the remuneration to these "top five persons named in Management" would potentially result in the three most highly compensated executive officers rounding out the group of named executive officers as no longer being within the "top five persons named in Management" after their remuneration had been limited as described in this Proposal as they likely would be replaced by others to whom the remuneration limitation did not apply. As a result, the Proposal's remuneration limitation would no longer be applicable to them, but rather would, at least on an interim basis, be applicable to the three executive officers who had replaced them as being the most highly compensated and, thus, based on this example, comprising the "top five persons in Management." Once the Proposal was no longer applicable to them, the original three executive officers potentially could again be eligible for placement among the "top five persons in Management" displacing those who had stepped into their shoes while they were subject to the remuneration limitation set forth in this Proposal. Viewed from an alternative perspective, the inherent vagueness of this language within the Proposal makes it impossible for the Company to apply the Proposal to only five individuals making up the "top five persons in Management" and, further, makes it impossible for the Company to definitively determine on any kind of ongoing basis which five individuals actually comprise the "top five persons in Management." For these reasons, the Proposal, as written, is beyond the Company's power to implement, and thus is excludable from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(6).

Failure to Appear and Present the Proposal

Rule 14a-8(h)(1) provides that either the Proponent or his representative who is qualified under state law to present the Proposal on his behalf, must attend the meeting to present the Proposal.

In correspondence submitted with his Proposal, the Proponent has already stated that he does not intend to appear at the 2008 Annual Meeting of the Stockholders (the "2008 Meeting"), although he indicates he "will try" to be represented. Based on this Proponent's past failure to attend the Company's Annual Meetings to present his proposal, without good cause, as well as his repeated failure to appear and present at stockholder meetings of many other companies, the Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(3) as contrary to Rule 14a-8(h)(1) on the grounds that the Proponent does not intend to present the Proposal at the 2008 Meeting.

The Proponent has previously submitted proposals to the Company for inclusion in the Company's Proxy Materials, and has failed to attend the Company's Annual Meeting personally or to send a representative to attend on his behalf. For example, Merck's Proxy Materials for the 2004 Annual Meeting (the "2004 Materials") included a proposal (the "2004 Proposal") from the Proponent. Neither the Proponent nor a representative attended the Annual Meeting to present the 2004 Proposal. The Proponent had adequate time to arrange to have a qualified representative appear and present the 2004 Proposal. He failed to do so.

The following year, the Proponent submitted another proposal. In correspondence accompanying the 2005 Proposal, the Proponent indicated:

> I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

In 2004, the Staff concurred with the Company's view that the Proponent's 2005 proposal could be excluded under Rule 14a-8(h)(3) and concluded that "the proponent has not stated a 'good cause' for the failure to appear." *See* Merck & Co., Inc. (avail. December 14, 2004). The Proponent is highly experienced in the process of submitting shareholders given the numerous proposals he has submitted to various companies over the past decade, and he is well aware of the rules regarding appearance and presentation of stockholder proposals. Moreover, the Proponent is a repeated violator of Rule 14a-8(h)(1), and the Staff has repeatedly granted no-action relief for his failure to appear and present his proposals. *See* e.g., Anthracite Capital, Inc. (avail. February 16, 2007), Wm. Wrigley, Jr. Company (avail. December 5, 2006), Eastman Kodak Company (avail. January 5, 2005), Lucent Technologies, Inc. (avail. October 27, 2004), Poore Brothers, Inc. (avail. February 21, 2003), Mattel, Inc. (avail. March 22, 2002)

I understand that Rule 14a-8(h)(3) provides an express basis for exclusion of a proposal only if a proponent has failed, without good cause, to appear and present a proposal at meeting of the Company in the prior two calendar years. The current Proposal, however, merits broader consideration of the Proponent's repeated failure to comply with Rule 14a-8(h)(1) including his repeated failure to appear and present his proposals, his indication that he will not personally attend the Company's 2008 Meeting, and his repeated failure to be represented in the alternative by a representative qualified under state law, including his failure to do so at the Company's 2004 Annual Meeting as described above, as a proper basis for the Company's exclusion of the Proposal under Rule 14a-8(i)(3), as contrary to Rule 14a-8(h)(1). The Staff previously has concurred that companies could exclude proposals where proponents similarly indicated their intention not to appear and present their proposals. *See* e.g., Exxon Mobil Corporation (avail. March 7, 2001), Johnson & Johnson (avail. January 9, 2001). In so doing, the Staff recognized situations comparable to the one presented by the Proponent of this Proposal as being contrary to Rule 14a-8(h)(1) and therefore excludable under Rule 14a-8(i)(3).

For the foregoing reasons, it is my view that the Company may exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(3) as contrary to Rule 14a-8(h)(1).

In accordance with Rule 14a-8(j)(2), six copies of this letter including the Appendix are included. Please acknowledge receipt of this letter and the items enclosed by date stamping the enclosed additional copy of the letter and returning it to me in the enclosed self-addressed envelope. By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the 2008 Proxy Materials.

For the Staff's information, the Company plans to print its Proxy Statement on or about February 29, 2008.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-4883.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Hilary M. Wandall

Hilary M. Wandall
Attorney
Corporate Legal

Enclosures

cc: Robert D. Morse

APPENDIX A

Office Of The Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

MERCK

September 13, 2007

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

This is to acknowledge your letter dated August 30, 2007 and your stockholder proposal regarding "management compensation", which you submitted for inclusion in the proxy materials for the 2008 Annual Meeting of Stockholders.

Very truly yours,

Debra A. Bollwage

Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters

RECEIVED
SEP 6 2007

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

August 30, 2006

Office of The Secretary
Merck & Company, Inc.
One Merck Drive
Whitehorse Station, NJ 08889-0100

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2008 Proxy Material. I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I can not be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known no me.

For the past three years, my close presence to attend my wife's medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

As proven in previous reports, my shares holdings remain the same, and are held by :

TDAmeritrade, Inc. Ph: 1 800 934 4448
PO Box 2654
Omaha, NE 68103-2654

I note that my asking for letters of authenticity are a disruption of their normal business activities and should not be demanded, regardless of the S.E.C.'s permission to corporations. A Proponent can be called to account in the event of misrepresentation.

Encl.: Proposal and Reasons

Sincerely,

Robert D. Morse
Robert D Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 30, 2007

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Merck, Inc. stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Robert D. Morse
Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
December 21, 2007

Securities & Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Merck Company's
Objection to Proposal

Ladies and Gentlemen:

The first objection was to my supporting statement that "implied" shareowners could not vote "Against" election of Directors "in any uncontested election", and was therefore "false and misleading". I did not copy the proxy card and do not remember whether the "Against" term was used for each individual "Implied" is the interpretation of counsel, and why would it not apply if there were a "contested" election? The claim is therefore itself a misleading statement. I find the request rather interesting, in that counsel for Management implies them as incapable of understanding and implementing my Proposal.

Page 2, Paragraph 3 states that under Rule 14a-8[1][6] my Proposal is "beyond the Company's power to implement. This is itself a "false and misleading" statement of counsel in that all remuneration programs are composed by Directors and may include Management input to implement. It is well known that a Proponent cannot take part in advising how to manage any remuneration whatsoever of a Corporation. We do have the right to contest remuneration that is far above value input by Management.

The Company is lax in not contacting me to make corrections to my copy that would make compliance, rather than a demand for deletion, in their zeal to contest. I request the S.E.C. advise me of any changes needed to meet their approval as has been done in other instances. Page 3 Paragraph 2 specifically grants you that option in the last sentence.

Page 3 Paragraphs following : "The Proposal as Written, is Beyond the Company's Power to Implement", continued on Page 4 in a rambling, repetitious style, including the mention of 3 top Management, whereas Corporate Proxies always report that of 5. If, as stated in prior correspondence, Management is incapable of providing remuneration in a salary only, plus minimal perks, they should step aside and let others follow through to operate the company efficiently.

Pages 4 and 5 , "Failure to Appear—etc." are rambling and repetitious, having already been presented on Page 2, Paragraph 4, perhaps intended to emphasize a non-important Rule of Attendance or be penalized. I covered this subject sufficiently in previous mailings, The Rule can and should be ignored, as it shows Corporate partiality. An enclosed rhyme covers a prior visit to the Merck meeting, at which I was treated in a non-gentlemanly manner. Sincerely, Robert D. Morse All nec/copies, end sheet limit.

Robert D. Morse

THREE MINUTE GIG

I've been invited to three meets in a row,
And what happened, I'll let you know.
The first, I drove some forty miles,
And the company execs were all smiles.
Then I learned there were some limits,
I could not talk beyond three minutes.
On arrival I had used an hours time,
And was placed in back, which was just fine.
But when I spoke, the stockholders craned their neck,
To see my face, and I asked the chair to show respect.
Next, I drove north about twice as far,
Not expecting to be the star.
I was handed a microphone, right up front,
And soon I realized an affront.
They cut me off without a warning,
And put a stop to my barnstorming
The shareowners quietly accepted the Rule,
Leaving me feeling I was treated quite cruel.

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Merck & Co., Inc.
Incoming letter dated December 12, 2007

The proposal requests that "remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks" applicable after existing programs have been completed and discontinuing severance programs.

We are unable to concur in your view that Merck may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Merck may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Merck may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END